SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EQONEX LIMITED

(Name of Issuer)

Ordinary shares, no par value per share

(Title of Class of Securities)

Y2074E109

(CUSIP Number)

Saulius Galatiltis

c/o Bifinity UAB

Technopolis Beta Vilnius Business Centre

J. Balčikonio g. 3, Vilnius 08247

Vilnius, Republic of Lithuania

Telephone: +370 613 60 184

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bifinity UAB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Lithuania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,713,764(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,713,764(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,713,764(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents ordinary shares which are currently issuable upon conversion of the Loan described herein, including accrued but unpaid interest with respect to the Loan as of November 21, 2022.
(2)

Calculated based upon an aggregate of 46,960,734 ordinary shares outstanding as of July 31, 2022, as stated in the Issuer’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022 filed with the Securities and Exchange Commission on August 15, 2022, plus 9,713,764 ordinary shares which are issuable upon conversion of the Loan.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Changpeng Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,713,764(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,713,764(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,713,764(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents ordinary shares issuable upon conversion of the Loan described herein, including accrued but unpaid interest with respect to the Loan as of November 21, 2022.
(2)

Calculated based upon an aggregate of 46,960,734 ordinary shares outstanding as of July 31, 2022, as stated in the Issuer’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022 filed with the Securities and Exchange Commission on August 15, 2022, plus 9,713,764 ordinary shares which are issuable upon conversion of the Loan.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on April 29, 2022 with respect to the Issuer by the Reporting Persons (the “Original Filing”) as previously amended by Amendment No. 1 filed on May 23, 2022 and Amendment No. 2 filed on July 1, 2022. Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.

Capitalized terms used but not defined in this Amendment have the respective meanings as set forth in the Original Filing.

Item 1	Security and Issuer

This Schedule 13D relates to the ordinary shares, no par value per share (the “Ordinary Shares”), of Eqonex Limited (the “Issuer”). The principal executive offices of the Issuer are located at 118 Piccadilly, Mayfair, London W1J 7NW, United Kingdom.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by incorporating by reference the information set forth in Item 4 below.

Item 4	Purpose of Transaction

On November 20, 2022, Bifinity UAB informed the board of directors of the Issuer that it had determined not to fund any future drawdown requests which the Issuer may make in connection with the Loan pursuant to the Convertible Loan Agreement previously entered into between Bifinity UAB and the Issuer, as it believed the Issuer was not in compliance with certain conditions under such agreement and such breach was continuing. The Issuer had requested a waiver of such breaches and certain amendments to the terms of the Loan and Bifinity UAB had reserved its rights. On November 20, 2022, Bifinity UAB also informed the Issuer’s board that if the board intends to unanimously support a motion to put the Issuer into judicial management, then Bifinity UAB would not object.

On November 21, 2022, the Issuer announced that it had filed a voluntary application in Singapore to place the Issuer under judicial management or interim judicial management under the laws of Singapore and that two members of the Issuer’s group have voluntarily commenced or will imminently commence liquidation.

On November 22, 2022, Bifinity UAB notified the Issuer and certain of its affiliates that, without prejudice as to whether there is any other event of default or default under any other provisions of the Convertible Loan Agreement, an Event of Default had occurred and is continuing under Clause 13.6 (Insolvency Proceedings) of the Convertible Loan Agreement. Bifinity UAB further notified the Issuer pursuant to Clause 13.11 (Acceleration) of the Convertible Loan Agreement that all of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the related finance documents be and are immediately due and payable and that Bifinity UAB is entitled to exercise any or all of its rights, remedies, powers or discretions under the finance documents.

On November 22, 2022, Jonathan Farnell, Chief Executive Officer and a director of the Issuer, and Daniel Ling, Chief Financial Officer and a director of the Issuer, who had each previously been appointed to such positions by Bifinity UAB pursuant to the terms of the Convertible Loan Agreement, resigned from such positions as well as any positions they held with subsidiaries of the Issuer with immediate effect. Almira Zejnilagic, who is the Issuer’s Chief Corporate Affairs Officer and affiliated with Bifinity UAB, also resigned her position from the Issuer with immediate effect.

In addition, the Reporting Persons continue to reserve their rights and confirm that to date they have not agreed to a Proposed Business Combination and presently are not in further discussions with the Issuer to pursue or engage in a Proposed Business Combination or to otherwise engage in any kind of business cooperation with the Issuer or its affiliates.

In light of the foregoing and the fact that, as announced by the Issuer on November 15, 2022, there is material uncertainty which may cast significant doubt on the Issuer’s ability to continue as a going concern, the Issuer may have to undertake a reorganization or liquidation, a sale or transfer of a material amount of assets of the Issuer and its subsidiaries, or other significant corporate event.

Bifinity UAB reserves all of its rights and remedies under the Convertible Loan Agreement, including its right to foreclose on collateral securing the Loan under the Convertible Loan Agreement. At any time and from time to time, Bifinity UAB may exercise any or all of such rights and remedies, engage in discussions with the Issuer to seek recovery of amounts owed by it with respect to the Convertible Loan Agreement, and otherwise act to seek such recovery in furtherance of Bifinity UAB’s interests as a creditor. Such exercise, discussion and actions may result in the occurrence of one or more of the actions described in Item 4(a) through 4(j) of Schedule 13D.

The Reporting Persons further reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s board of directors, the Issuer’s shareholders and others.

Item 5	Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended by replacing them in their entirety with the following:

(a)-(b) The information required by Items 5(a) and 5(b) is set forth in Rows 7-13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. As a result of his ownership of Bifinity UAB, Changpeng Zhao may be deemed to control Bifinity UAB and may be deemed to share beneficial ownership and voting and dispositive power over the ordinary shares of the Issuer which are issuable upon conversion of the Loan.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by incorporating by reference the information set forth in Item 4 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2022

BIFINITY UAB

By:	/s/ Saulius Galatiltis
Name:	Saulius Galatiltis
Title:	Chief Executive Officer

CHANGPENG ZHAO

/s/ Changpeng Zhao

Schedule A

Schedule A of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

Set forth below are the name, current principal occupation, citizenship and business address of each director, executive officer and controlling person of Bifinity UAB.

Bifinity UAB

Name	Principal Occupation	Citizenship	Business Address
Jonathan Stuart Farnell	Board member of Bifinity UAB; head of the UK operations of Binance, an affiliate of Bifinity UAB; president of the Issuer	United Kingdom of Great Britain and Northern Ireland	c/o Bifinity UAB Technopolis Beta Vilnius Business Centre J. Balčikonio g. 3, Vilnius 08247Vilnius, Republic of Lithuania

Yu Helen Hai	Board member of Bifinity UAB; head of the NFT and fan token platforms of the Binance group and the Binance Charity Foundation	United Kingdom of Great Britain and Northern Ireland	c/o Bifinity UAB Technopolis Beta Vilnius Business Centre J. Balčikonio g. 3, Vilnius 08247 Vilnius, Republic of Lithuania

Changpeng Zhao	Sole shareholder of Bifinity UAB; co-founder and chief executive officer of the Binance group	Canada	c/o Bifinity UAB Technopolis Beta Vilnius Business Centre J. Balčikonio g. 3, Vilnius 08247 Vilnius, Republic of Lithuania

Saulius Galatiltis	Chairman, Board member and Chief Executive Officer of Bifinity UAB	Republic of Lithuania	c/o Bifinity UAB Technopolis Beta Vilnius Business Centre J. Balčikonio g. 3, Vilnius 08247 Vilnius, Republic of Lithuania